EXHIBIT 15.1

To the Board of Directors and Shareholders of

Zenta Group Company Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the interim condensed consolidated financial statements of Zenta Group Company Limited for the periods ended March 31, 2024 and 2023, as indicated in our report dated August 2, 2024; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
October 25, 2024	PCAOB ID No.1171